Exhibit (a)(13)

FOR IMMEDIATE RELEASE	NEWS

Discount Investment Corporation Completes
Partial Cash Tender Offer for Koor

Tel Aviv, Israel, October 3, 2006 – Discount Investment Corporation Ltd. (TASE: DISI) announced today that it has successfully completed its previously-announced tender offer to purchase up to 890,000 ordinary shares (including ordinary shares represented by American Depositary Shares (“ADSs”), each of which represents 0.20 of an ordinary share) of Koor Industries Ltd. (NYSE & TASE: KOR) at NIS 241.0 per ordinary share (US$11.225 per one ADS), net to the seller in cash, less any required withholding taxes and without interest. The tender offer, which commenced on August 30, 2006, expired today, October 3, 2006 at 10:00 a.m., New York time (5:00 p.m., Israel time).

Discount Investment has been advised by the depositaries for the tender offer that, as of the final expiration of the tender offer, a total of 6,782,999 Koor ordinary shares (including ordinary shares represented by ADSs) had been validly tendered and not properly withdrawn pursuant to the offer. As contemplated in the offer to purchase, Discount Investment has accepted for purchase 890,000 shares on a pro rata basis from all tendering shareholders, based on a proration factor of approximately 13.121%.

Payment for the shares accepted will be made promptly through American Stock Transfer & Trust Company or Clal Finance Batucha Investment Management Ltd., the depositaries for the tender offer.

After payment for the shares tendered in the offer and accepted for payment, Discount Investment will beneficially own 5,971,033 ordinary shares of Koor, representing approximately 36.2% of the issued and outstanding ordinary shares of Koor. IDB Development Corporation Ltd., an affiliate of Discount Investment, may be deemed to be the beneficial owner of a total of 7,602,047 ordinary shares (including the 5,971,033 shares owned by Discount Investment), representing approximately 46.1% of Koor’s outstanding ordinary shares.

About Discount Investment Corporation Ltd.: Discount Investment is an Israeli holding company founded in 1961, whose shares are listed on the Tel Aviv Stock Exchange under the symbol “DISI.” Discount Investment holds investments in companies, predominantly companies located in Israel or that are Israel-related, operating mainly in the fields of advanced technology, communications, industry, real estate and commerce.

Discount Investment Contact:
Oren Lieder, Senior Vice President and Chief Financial Officer
Tel: 972-3-607-5888
Email: oren.lieder@dic.co.il